OSPREY VENTURES, INC.

August 19, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Osprey Ventures, Inc.
Registration Statement on Form S-1 Filed on August 19, 2008
File Number 333-148625

We have reviewed your comment letter dated July 18, 2008, updated the financial statements to the year end at May 31, 2008, have made incidental and related revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

Directors and officers are allowed to participate in the direct offering … risk 6 – page 13

1.

We have amended risk number six to reflect the worst possible scenario in the event that there were only one subscriber and the balance to reach the minimum subscription level was taken up entirely by the directors and officers. The risk, in its entirety, now reads:

“6. Directors and officers are allowed to participate in the direct offer to purchase shares in order to achieve the minimum subscription level without limit as to the number of shares they may purchase.

Investors face the risk that our officers and directors may purchase shares, without limit, in order to achieve the minimum subscription level and any purchases so made will further solidify their control over Osprey’s affairs. Investors face the risk that in the event there were, in the extreme, only a single subscriber to our offering, the directors and officers would be allowed to subscribe for any shares outstanding in order to reach the minimum subscription level. This would leave the subscriber in a position where it may not be possible to resell the shares at any price at any time and the subscriber may face losing the entire value of the subscription.”

Yours truly,
OSPREY VENTURES, INC.

/s/ “Bruce D. Jackson”

Bruce D. Jackson
President

88 – West 44th Avenue, Vancouver, B.C. V5Y 2V1 Canada
Phone: (604) 738-0540 Fax: (604) 661-0759 e-mail: ospreyventures@gmail.com